EXHIBIT 99.27

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 9, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is January 9, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports drill results including 33 metres @ 4.14 g/t gold at Yellowjacket High-Grade Deposit, North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports initial assay results from three core holes along the northern extension of the Yellowjacket deposit, and two core holes from the western extension of the Sierra Blanca deposit, at the North Bullfrog Project, Nevada.  Drill hole NB-13-368 at the Yellowjacket deposit returned 33.3 metres @ 4.14 g/t gold and is 140 metres along strike from the previously reported intersection (NB-13-360, 9.6 metres @ 6.34 g/t gold - NR13-32, December 5, 2013).  The Issuer has now reported results from within the high-grade Yellowjacket deposit at approximately 50 metre spaced drill fences over a current strike length of approximately 600 metres, within a structural zone ranging from 100-150 metres in width and to a nominal depth of about 150 metres.  The system remains open in all directions and indications from RC grid drilling to the west and northeast suggest additional vein zones may be present in those areas.

The Issuer is awaiting assays from another 26 drill holes which are a mix of core and RC drilling testing the strike extension of the Yellowjacket deposit and two newly discovered vein systems between Yellowjacket and Air Track Hill (Figure 1).  Significantly, gold-tellurium mineralization, typically associated with bonanza grade gold systems, has now been discovered at Air Track Hill, located over a kilometre to the southwest of the Yellowjacket deposit and at the southwestern edge of the limit of the existing Sierra Blanca drilling.  This newly-discovered mineralization will be one of the focuses of the pending 2014 drilling program scheduled to begin at the end of January, 2014.

Yellowjacket Drilling

In drill hole NB-13-361, located 50 metres up dip from NB-13-360, the main vein thinned as it approached the surface.  However, the stockwork around the vein returned 22.3 metres @ 0.82 g/t gold (Table 1, Figure 1).  The vein interval in drill hole NB-13-367, located 70 metres along strike from NB-13-361, is hosted by dacite which is generally a poor vein host and has limited vein width development.  However, the vein and stockwork combined returned an intercept of 17.2 metres @ 1.15 g/t gold at relatively shallow depths (Table 1, Figure 1).  NB-13-368 encountered a 2 metre wide vein with 27 g/t gold and good stockwork (Table 1).  The intercept in NB-13-368 is 600 metres along strike from the original discovery hole NB-12-138 (Figure 1).
A number of holes which have cut the veins still have assays pending, including NB-13-369, 370 and 372.  Gold and silver continue to occur in these intersections as very fine grains of electrum, native gold and acanthite, a leachable silver sulfide.

Table 1: Significant intercepts* from recent core holes at Yellowjacket.

(Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Hole ID and Orientation	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
	25.3	30.5	5.2	0.15	0.65	Disseminated
	30.5	47.8	17.4	0.92	3.65	HW Stockwork
NB-13-361	47.8	49.2	1.4	0.78	Pending	Main Vein
Az 25	49.2	52.8	3.5	0.34	0.96	FW Stockwork
Incl -45			22.3	0.82	Pending	Vein + Main Stockwork
	52.8	90.8	38.1	0.16	0.70	FW Peripheral Stockwork
	97.3	105.4	8.1	1.28	3.16	HW Stockwork in dacite
NB-13-367	105.4	107.9	2.5	1.06	13.19	Main Vein
Az 90	107.9	114.5	6.6	1.02	2.48	FW Stockwork in dacite
Incl -42			17.2	1.15	4.37	Vein + Main Stockwork
	114.5	144.4	29.9	0.15	1.2	Disseminated
	144.4	185.9	41.5	0.40	1.53	Illite-pyrite Stockwork
	109.3	122.1	12.7	5.99	Pending	HW Stockwork
NB-13-368	122.1	124.1	2.0	26.97	Pending	Main Vein
Az 60	124.1	142.6	18.5	0.35	Pending	FW Stockwork
Incl -45			33.3	4.14	Pending	Vein + Main Stockwork
	142.6	194.1	51.5	0.30	1.45	FW Peripheral Stockwork
	194.1	245.4	51.3	0.15	0.6	Disseminated
*Intercepts calculated using a 0.1g/t gold cutoff and up to 1 metre of internal waste.

New Mineralization Style Found at Air Track Hill and New Structure Found at Sierra Blanca West

At Air Track Hill, located on the southwestern edge of the Sierra Blanca deposit, a new type of higher grade gold-tellurium mineralization has been discovered in hole NB-13-364 (Figure 1, Table 1).  This type of mineralization is frequently associated with high-grade gold systems around the world, with the most famous being the Cripple Creek District in Colorado.  Hole NB-13-364 revealed a shallow mineralized zone with 23 metres @ 1 g/t gold from 17 metres depth, including 4 metres of 2.2 g/t gold (Table 2).  The silver to gold ratio of the mineralization is 1:10, which is exactly the opposite of the 10:1 ratio in the Yellowjacket quartz veins and much lower than the normal 1:1 ratio in the disseminated mineralization (Tables 1 and 2).  The mineralization is hosted in a strongly altered pyroclastic unit with associated iron-oxide breccia veinlets.  The average tellurium content of the zone is 5 ppm, with a high value of 36 ppm.  Initial structural data suggests that the mineralization has a north-easterly strike similar to the newly discovered vein type mineralization within the main Sierra Blanca deposit.  Hole NB-13-365 was drilled to confirm the orientation of the mineralized zone (assays pending).

Core drilling on the northwestern edge of the Sierra Blanca deposit has also revealed a potentially new high-grade structural zone, thereby opening up potential mineralization to the west under an extensive area of shallow pediment cover.  This new zone is hosted in a dacite unit, which typically has been barren but this intersection and the one in hole NB-13-361 in the Yellowjacket deposit 700 metres to the east are changing that assumption.  Core hole NB-13-366 returned an intercept of 47 metres @ 0.9 g/t gold and 1 g/t silver from 41 metres depth (Table 2).

Table 2: Significant intercepts* from recent core holes at Air Track Hill and West Sierra Blanca.

(Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
NB-13-364	17.1	40.0	22.9	1.04	0.1	Az 90 Incl -45
Including	28.3	32.6	4.3	2.21	0.2	Tellurium and mercury related
Including	35.9	37.7	1.8	2.64	0.2
NB-13-366	10.4	13.9	3.5	0.94	0.4	Az 15 Incl -46
	41.5	88.8	47.4	0.93	1.3	Disseminated in altered dacite
Including	46.7	66.9	20.2	1.03	1.4
Including	71.4	88.8	17.5	1.26	1.8
*Intercepts calculated using a 0.1g/t gold cutoff and up to 1 metre of internal waste.

Figure 1: Location of drill holes discussed in this news release.  Red collars and traces indicate holes reported in this news release.  Blue indicates holes for which assays are pending.  Black indicates previously released results.  Significant mineralized faults are shown in dark red.  Hachured lines show outlines of present proposed pit designs.  Topographic contour interval is 2 metres.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for a new high-grade structural zone, and associated potential mineralization, to be located to the west of the Sierra Blanca deposit under an extensive area of shallow pediment cover, the potential for additional vein zones to be present to the west and northeast of the Yellowjacket zone, the potential to develop multiple Yellowjacket style high-grade zones, whether at Air Track Hill or elsewhere, the potential for the new area of mineralization discovered at Air Track Hill to have higher and/or bonanza grades, the potential for the North Bullfrog system to continue to grow and/or to develop into a major new higher-grade, bulk tonnage, Nevada gold discovery, the potential for dacite units on the property to host additional gold mineralization beyond that discovered so far, the potential for any mining or production at North Bullfrog, the potential for the identification of multiple deposits at North Bullfrog, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

January 13, 2014